

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 10, 2008

Mr. Albert E. Whitehead
Chief Executive Officer
Empire Petroleum Corporation
8801 S. Yale, Suite 120
Tulsa, OK 74137-3575

> **Re:** **Empire Petroleum Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-16653**

Dear Mr. Whitehead:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 17

1. In future filings, please revise your disclosure to state whether there were any changes in your internal controls over financial reporting identified in connection with your evaluation of disclosure controls and procedures, *which occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report)* that have materially affected, or are reasonably likely to materially affect,

your internal control over financial reporting, to comply with Item 308T(b) of
Regulation S-B (or Item 308T(b) of Regulation S-K).

2.   Your disclosure states, "[b]ased on this assessment, the Company's Chief
Executive Officer (and principal financial officer) believes that as of December
31, 2007, the Company's internal control over financial reporting is effective
based on those criteria." Please clarify whether you conclude that internal control
over financial reporting was effective as of December 31, 2007. In addition,
please revise your disclosure in future filings to more clearly state whether or not
you have concluded that internal control over financial reporting is effective, as
opposed to disclosing that you "believe" that it is effective. We refer you to Item
308T(3) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

·   staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief